# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KIORA PHARMACEUTICALS, INC., CIK 0001812364
CUSIP: 49721T507
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 169 Saxony Rd., Suite 212, Encinitas, California (CA), 92024
Date of event which requires filing of this statement: 04/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 438,471; sole dispositive power 0; shared dispositive power 438,471; aggregate amount beneficially owned 438,471 (9.99% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 438,471; sole dispositive power 0; shared dispositive power 438,471; aggregate amount beneficially owned 438,471 (9.99% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 438,471; sole dispositive power 0; shared dispositive power 438,471; aggregate amount beneficially owned 438,471 (9.99% of the class)

## Item 1. Issuer
Name of issuer: KIORA PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 169 Saxony Rd. Suite 212, Encinitas, CA 92024

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Common Stock") of KIORA PHARMACEUTICALS, INC. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:
51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported herein are based on an aggregate of 4,389,099 shares of Common Stock outstanding, comprised of (i) 3,950,628 shares of Common Stock outstanding as of March 21, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2026, and (ii) 438,471 shares of Common Stock issued in the Issuer's private placement on April 6, 2026, as reported in the Issuer's Current Report on Form 8-K filed on April 7, 2026.

The Master Fund directly holds 438,471 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund and may be deemed to beneficially own the shares held by the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own the shares held by the Master Fund.
Percent of class:
Perceptive Advisors: 9.99%
Mr. Edelman: 9.99%
Master Fund: 9.99%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 438,471
Mr. Edelman: 438,471
Master Fund: 438,471
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 438,471
Mr. Edelman: 438,471
Master Fund: 438,471

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (04/13/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (04/13/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (04/13/2026)